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                           March 22, 2021

       John Kao
       Chief Executive Officer
       Alignment Healthcare, Inc.
       1100 W. Town and Country Road, Suite 1600
       Orange, CA 92868

                                                        Re: Alignment
Healthcare, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 18,
2021
                                                            File No. 333-253824

       Dear Mr. Kao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please include a summary here of the Stockholders Agreement with General Atlantic and
                                                        Warburg Pincus, and
disclose here the percentage of beneficial ownership each will hold following the
completion of your offering.
 John Kao
FirstName
Alignment LastNameJohn
           Healthcare, Inc.Kao
Comapany
March      NameAlignment Healthcare, Inc.
       22, 2021
March2 22, 2021 Page 2
Page
FirstName LastName
        You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch
Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal
Branch Chief, at (202) 551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance